Tallgrass Pictures, LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



<u>Independent Auditor's Report</u>

Jeffrey Brown
Tallgrass Pictures, LLC
San Diego, CA

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Tallgrass Pictures, LLC (d/b/a Izola Bakery), which comprise the balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tallgrass Pictures, LLC as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tallgrass Pictures, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Tallgrass Pictures, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud

or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tallgrass Pictures, LLC's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has experienced losses for the past two years and has relied on owner capital contributions and debt to fund operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
August 21, 2022

Tallgrass Pictures, LLC
Balance Sheet
As of December 31, 2021 and 2020

	Note	2021 $	2020 $
Assets			
Current Assets			
Cash and cash equivalents	1.f	100,204	45,353
Inventories	2	20,176	-
Total Current Assets		120,380	45,353
Noncurrent Assets			
Equipment, net of accumulated depreciation	3	90,354	28,068
Total Noncurrent Assets		90,354	28,068
Total Assets		210,734	73,421
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	4	54,126	4,175
Debt, current	5	12,808	4,776
Total Current Liabilities		66,934	8,951
Noncurrent Liabilities			
Debt, noncurrent	5	304,392	128,029
Total Noncurrent Liabilities		304,392	128,029
Total Liabilities		371,326	136,980
Members' Equity		(160,592)	(63,559)
Total Liabilities & Members' Equity		210,734	73,421

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Tallgrass Pictures, LLC
Statement of Income
For the years ended December 31, 2021 and 2020

	Note	2021	2020
		$	$
Revenues	1.j		
Bakery revenue		305,212	27,697
Studio rental and production revenue		45,971	108,077
Total Revenues		351,183	135,774
Cost of Revenues			
Bakery cost of goods sold		118,230	7,879
Production cost of sales		9,403	34,290
Total Cost of Revenues		127,633	42,169
Gross Profit (Loss)		223,550	93,605
Operating Expenses			
Salaries, benefits and payroll taxes		216,091	27,053
Rent		66,475	70,223
Advertising and promotion		15,933	7,459
Charitable contributions and donations		310	170
Communications and information technology		11,835	7,167
Insurance expense		10,581	7,847
Legal and other professional fees and services		5,303	1,715
Meals and entertainment		1,482	656
Supplies and equipment		29,964	24,967
Repairs and maintenance	1.k	11,140	9,098
Taxes other than income taxes		9,266	4,273
Travel		1,832	1,424
Depreciation	3	7,941	7,597
Other operating (income) expense		6,241	5,489
Total Operating Expenses		394,394	175,138
Operating Income (Loss)		(170,844)	(81,533)
Other Income (Expense)			
Interest expense		(5,768)	(2,840)
Other Income	6	45,547	-
Total Other Income (Expense)		39,779	(2,840)
Net Income (Loss)		(131,065)	(84,373)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Tallgrass Pictures, LLC

Statement of Changes in Members' Equity

For the years ended December 31, 2021 and 2020

	Additional Paid-In Capital $	Accumulated Deficit $	Total Members' Equity $
Balance at January 1, 2020	294,436	(273,622)	20,814
Net income (loss)	-	(84,373)	(84,373)
Balance at December 31, 2020	294,436	(357,995)	(63,559)
Net income (loss)	-	(131,065)	(131,065)
Owner Contributions	34,032	-	34,032
Balance at December 31, 2021	328,468	(489,060)	(160,592)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Tallgrass Pictures, LLC
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(131,065)	(84,373)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	7,941	7,597
(Gain) from debt extinguishment	(29,534)	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	(21,593)	7,597
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories	(20,176)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	49,951	2,171
Net Cash Provided by (Used in) Operating Activities	(122,883)	(74,605)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(70,227)	(43,090)
Cash Flows from Financing Activities		
Proceeds from PPP Loan	19,129	10,405
Proceeds from EIDL Disaster Loan	194,800	122,400
Capital Contributions	34,032	-
Net Cash Provided by (Used in) Financing Activities	247,961	132,805
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	54,851	15,110
Cash, cash equivalents, and restricted cash at beginning of year	45,353	30,243
Cash, Cash Equivalents, and Restricted Cash at End of Year	100,204	45,353

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Tallgrass Pictures, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

Tallgrass Pictures, LLC (D/B/A Izola Bakery) (the Company) is a small-batch artisan bakery in San Diego that specializes in croissants and sourdough. The bakery is known for providing their pre-purchased, cooked to order items out of a window to their customers on the street below via a rope-pulled basket. Tallgrass Pictures operated as a film and video production studio from 2005 to March 2020, when COVID19 began. After that time, very little Photo/Video work was completed as the focus was transferred to IZOLA Bakery. IZOLA Bakery remains the focus today.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Tallgrass Pictures, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

e. Risks and uncertainties

Beginning the first quarter of 2020, the coronavirus (COVID-19) spread throughout the United States. It is uncertain how the ongoing pandemic may affect the Company's operations in the future. Management believes the company is taking appropriate actions to mitigate the risk of COVID-19. However, it is possible that future events related to the pandemic may have an adverse impact on the Company's financial position, operations and cash-flow.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. At December 31, 2021 and 2020, the Company's cash consisted of bank deposits.

g. Inventories

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company did not have any reserves for slow-moving and obsolete inventory at December 31, 2021 and 2020.

h. Property, plant and equipment

Tallgrass Pictures, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

ii. Depreciation rates - table format

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Machinery, equipment, furniture and fixtures	5 - 7 years

i. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

j. Revenue recognition

The Company generates revenue from its sale of finished goods and services and records revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Tallgrass Pictures, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The Company's revenue from its bakery is derived from sales at its location and is recognized at the time of sale. The Company recognizes revenue from production services and studio rental once the services have been delivered.

k. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

l. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Inventories

Inventories consists of the following:

	2021	2020
	$	$
Finished Goods	20,176	-
Total	20,176	-

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at December 31 were as follows:

	2021	2020
	$	$
Machinery and equipment	807,036	737,709
Total Accumulated Depreciation	(716,682)	(709,641)
Total	90,354	28,068

Depreciation expense for the year ended December 31, 2021 and 2020 was $7,941 and $7,597,

Tallgrass Pictures, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

respectively.

4. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2021	2020
	$	$
Credit card liabilities	46,904	3,083
Accrued payroll and related benefits	7,222	1,092
Total	54,126	4,175

5. Long-term debt

Long-term debt consists of the following:

	2021	2020
	$	$
PPP Loan - refer to Note 6	-	10,405
SBA EIDL Disaster Loan	317,200	122,400
Total debt	317,200	132,805
Less: current portion	(12,808)	(4,776)
Long-term portion of debt	304,392	128,029

On May 26, 2020 the Company received $122,400 in an Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA"). The loan carried an annual interest rate of 3.75% per annum and installment payments, including principal and interest, of $597 monthly beginning 12 months from the date of the note and matures 30 years from the date of the note.

On August 5, 2021, the SBA modified the loan and increased the amount to $317,200. The interest rate was unchanged and the payment increased to $1,601 monthly, beginning 24 months from the date of the original note. The balance of principal interest is due 30 years from the date of the original note.

Principal and interest repayments on long-term debt over the next five years are as follows:

Tallgrass Pictures, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

	$
2022	19,212
2023	19,212
2024	19,212
2025	19,212
2026	19,212
Total	96,060

6. Other Income

Other Income for the year ended December 31, 2021 consists of the following:

	2021
	$
California Relief Program	15,000
PPP Loan Debt Forgiveness	29,534
Credit Card Rewards	1,013
Total Other Income	45,547

On May 7, 2020 the Company was granted a loan (the "PPP Loan") in the aggregate amount of $10,405, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Company received a second PPP Loan on March 25, 2021 in the amount of $19,129.

The Loan matures 2 years from the date of the first disbursement and bears interest at a rate of 1.00% per annum, payable monthly commencing 7 months from the date of disbursement. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred.

The Company used the entire Loan amounts for qualifying expenses as described in the CARES Act and the full Loan amount was forgiven in 2021. Accordingly, the Company recognized $29,534 in debt forgiveness in Other Income for the year ended December 31, 2021.

7. Commitments and contingencies

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Tallgrass Pictures, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

8. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company has relied on capital contributions from its owner and debt to cover losses and fund its operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has developed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

9. Subsequent events

In July 2022, the Company closed on a $430,000 crowdfunding equity round in which 430,000 LLC Membership Units were offered at a $1.00 price per unit and a pre-money valuation of $12,000,000.

The Company also raised $101,900 in the form of revenue sharing notes that require a return of 0.31% of revenue until a 1.3x return is achieved. These notes mature on January 1, 2031.

During 2022, the Company became a guarantor on two loans for the build out of a new facility in San Diego that will contain a dough factory and eatery. The first loan is a $1,160,000 conventional mortgage with a 25 year term and an interest rate fixed at the 20-year Treasury Rate plus 3.35%. The second loan was a $890,000 interim second mortgage that will be paid by an SBA 504 loan. The SBA 504 loan is expected to close by the end of 2022 and will become the permanent second loan. The Company will lease the property from an LLC that is under common ownership with IZOLA Bakery's founder.

Management evaluated all activity of the Company through August 21, 2022 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.